[JONES DAY LETTERHEAD]

June 25, 2013
Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:	Macy's, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 3, 2013
File Number 1-13536
Dear Mr. Mew:
On behalf of Macy's, Inc. (the “Company”), we are writing to respond to your letter dated June 19, 2013 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing (the “Form 10-K”).
The Company's responses to the comments presented in your letter are set forth below. The text of the applicable comment precedes each of the Company's responses.
Item 2. Properties, page 9

1.	We note you closed certain stores during 2012, 2011 and 2010. In that regard, explain to us why you did not report discontinued operations in the financial statements.
Response: As discussed below, the results of operations of the referenced closed stores did not satisfy the criteria for reporting as discontinued operations set forth in ASC Topic 205‑20-45-1.
The Company regularly evaluates the performance of its stores and periodically identifies for closure store locations that no longer meet performance requirements. This results in recurring, ordinary course of business adjustments to the Company's portfolio of stores. The Company's individual store locations constitute a “component of an entity” under ASC Topic 205‑20‑20, because each store comprises operations and cash flows that can be clearly distinguished from the rest of the Company's operations.

Mr. Andrew Mew
Securities and Exchange Commission
June 25, 2013

In determining whether the operations of stores closed during 2012, 2011 and 2010 should be reported as discontinued operations, the Company considered the four questions set forth in ASC Topic 205-20-55: (1) Are continuing cash flows expected to be generated by the ongoing entity? (2) Do the continuing cash flows result from a migration or continuation of activities? (3) Are the continuing cash flows significant? and (4) Does the ongoing entity have significant continuing involvement in the operations of the disposed component? In addition, the Company considered the guidance set forth in Example 7 in ASC Topic 205-20, where an owner and operator of retail stores determines that a closed retail store location does not result in classification as a discontinued operation because of the determination of significant continuing cash flows resulting from the migration of customer sales from the closed retail store to both sales at the company's website and at the operations of store locations in close proximity. The Company believes that its circumstances in relation to the referenced closed stores fall precisely into this fact pattern.
As part of its analysis, the Company determined that significant sales from the closed stores would migrate to other components of the Company's continuing omnichannel operations, including nearby Macy's and/or Bloomingdale's stores and Internet websites which continue to offer for sale merchandise similar to that of the closed stores. Accordingly, significant continuing cash flows were expected to be generated by the ongoing components of the Company from transactions with customers of the disposed components. As a result, the Company determined the answer to Questions 1, 2 and 3 set forth in ASC Topic 205-20-55 was “Yes,” and that the closed stores did not constitute discontinued operations. Based on this conclusion, in accordance with ASC Topic 205-20, evaluation of Question 4 above regarding continuing involvement in the disposed component was not necessary.
The Company notes that currently proposed guidance for presentation of discontinued operations would require a component of an entity to represent a separate, major line of business or geographical area of operations. The referenced closed stores do not represent a major line of business or geographical area of operations. The Company also notes that, because of the recurring nature of its closure of a limited number of underperforming stores and the other circumstances described above, the classification of the closed stores as discontinued operations would not enhance the predictability of the Company's future results of continuing operations, and that investor understanding of the Company's results of operations is enhanced by the inclusion of the closed stores in the Company's continuing operations.
The Company will, of course, continue to consider the applicable accounting guidance in determining the appropriate classification of closed-store operations in the future.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Important Information Regarding Non-GAAP Financial Measures, page 16

Mr. Andrew Mew
Securities and Exchange Commission
June 25, 2013

2.
Refer to Non-GAAP measures “Operating income, excluding certain items, as a percent to net sales” and “ROIC (adjusted operating income as a percent to average invested capital)”. We note that you consider “Operating income as a percent to net sales” and “Operating income as a percent to property and equipment, net” as the most directly comparable GAAP financial measures in your Non-GAAP to GAAP measures reconciliations. In this regard, explain to us and disclose why they are the most directly comparable GAAP financial measures.

Response: As disclosed on page 16 of the Form 10-K, the Company believes that operating income as a percent to net sales is the GAAP measure that is most directly comparable to operating income, excluding certain items, as a percent to net sales. In this regard, the Company notes that the ratios represented by the two measures have identical denominators (i.e., net sales as calculated and presented in accordance with GAAP) and have numerators consisting of or based upon operating income that are identical other than the exclusion from the non-GAAP measure of amounts associated with impairments, store closing costs, gain on sale of leases and division consolidation costs. Each of these excluded amounts are reflected in line items that precede operating income on the Company's income statements and the reconciliation of the denominator of the non-GAAP measure to any other line item on the Company's income statements would require a greater number of adjustments. Moreover, as noted on page 16 of the Form 10‑K, the Company believes that the exclusion of certain items from operating income as a percentage to sales is a useful supplemental measure (see the Company's response to Comment 3 below for additional information). The Company further believes that a quantitative reconciliation that shows the specified adjustments to operating income enables the reader to most readily understand the supplemental non-GAAP measure in relation to the Company's results of operations calculated and presented in accordance with GAAP.
As disclosed on page 18 of the Form 10-K, the Company believes that operating income as a percent to property and equipment-net is the GAAP measure that is most directly comparable to ROIC (which the Company defines as adjusted operating income as a percent to average invested capital). In this regard the Company notes that the ratios represented by the two measures have numerators that are identical other than the exclusion from the non-GAAP measure of amounts associated with impairments, store closing costs, gain on sale of leases, division consolidation costs, depreciation and amortization and rent expense, net. For reasons similar to those set forth in the immediately preceding paragraph, the Company believes that the selection of operating income as the most directly comparable GAAP measure for purposes of the numerator is appropriate. The Company further notes that the ratios represented by ROIC and adjusted operating income as a percent to property and equipment-net have denominators that are identical other than the exclusion from the non-GAAP measure of amounts associated with accumulated depreciation and amortization and adjustments for amounts associated with capitalized value of non-capitalized leases, receivables, merchandise inventories, prepaid expenses and other current assets, other assets, merchandise amounts payable and accounts payable and accrued liabilities. The Company's selection of property and equipment-net as the most comparable GAAP measure is based upon its belief that property and equipment is

Mr. Andrew Mew
Securities and Exchange Commission
June 25, 2013

commonly viewed as being the epitome of a capital investment and that a reconciliation that shows the specified adjustments to property and equipment-net enables the reader to most readily understand the specific components of invested capital that the Company uses in its measure of ROIC. Although this approach does not necessarily minimize the number of adjustments required for the reconciliation, it is consistent with the manner in which the Company has viewed and calculated average invested capital for internal purposes and, the Company believes, facilitates investor understanding of a relatively complex calculation.
The Company believes that its reconciliations and related disclosures adequately apprise investors of the differences between the supplemental non-GAAP measures and the identified comparable GAAP measures, and that additional disclosures as to why the Company believes that the identified GAAP measures are most directly comparable would not provide investors with any additional useful information.

3.
Refer to the presentations of Non-GAAP measures “Operating income, excluding certain items, as a percent to net sales” and “Diluted earnings per share, excluding certain items”. Please revise to provide a statement disclosing the reasons why you believe that the measures provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: The reasons why the Company believes that the referenced measures provide useful information to investors are set forth on page 16 of the Form 10-Q under the heading “Important Information Regarding Non-GAAP Financial Measures” as follows:
“. . . management believes that certain non-GAAP financial measures provide users of the Company's financial information with additional useful information in evaluating operating performance. In particular, management believes that excluding certain items that may vary substantially in frequency and magnitude from diluted earnings per share and from operating income . . . are useful supplemental measures that assist in evaluating the Company's ability to generate earnings and leverage sales, respectively, and to more readily compare these metrics between past and future periods.”
The Company believes that this disclosure satisfies the requirements of Item 10(e)(1)(i)(C) of Regulation S-K.

4.
Refer to the definition of ROIC (adjusted operating income as a percent to average invested capital), a ratio, and its reconciliation to “Operating income as a percent to property and equipment, net” on page 18. In your definition and reconciliation, we note you included adjustments such as “a capitalized value of non-capitalized leases equal to period annual reported net rent expense multiplied by a factor of eight” and “a four point (i.e. end of each quarter within the period presented) average of other selected assets and liabilities” within the denominator when computing the

Mr. Andrew Mew
Securities and Exchange Commission
June 25, 2013

ratio. Since these adjustments are not currently included in your annual GAAP financial statements, we are unclear about the basis of making these adjustments and the appropriateness of your characterizing ROIC as a Non-GAAP measure under Item 10(e)(2)(i) and (ii) of Regulation S-K. Please explain or remove the presentation in future filings.
Response: The Company's definition of ROIC is set forth on page 18 of the Form 10‑K. This definition and the Company's calculations of ROIC set forth in the Form 10-K conform to the manner in which the Company defines and calculates ROIC for internal purposes (including, as disclosed on page 16 of the Form 10-K, as a performance measure for certain components of executive compensation). The Staff is supplementally advised that all adjustments to both the numerator and denominator of the ROIC calculation -- including the net rent expense that is multiplied by eight to approximate a capitalized value of non-capitalized leases consistent with industry and credit rating agency practice, and the specified assets and liabilities that are subjected to a four point average to compensate for seasonal fluctuations -- are derived from the Company's consolidated financial statements, including the notes thereto.
By definition, a non-GAAP financial measure is a numerical measure or ratio of financial performance that excludes or includes amounts that are included in or excluded from, respectively, the most directly comparable GAAP financial measure. In this regard, the Company notes that ROIC includes amounts that are derived from (a) applying a multiple to a GAAP amount to create a capitalized value for leases that are not capital leases under GAAP, (b) averaging certain GAAP amounts, and (c) using a measure of property and equipment that is not reduced by accumulated depreciation and amortization (as would be required by GAAP). Accordingly, the Company believes that it has appropriately characterized ROIC as a non‑GAAP financial measure.
Critical Accounting Policies, page 26

5.
We note you considered annual goodwill impairment assessment and testing as one of the critical accounting policies within the FY 2011 Form 10-K. In light of the significance of your goodwill balance, we are unclear why you no longer consider annual goodwill impairment assessment and testing as a critical accounting policy in FY 2012. Please explain.

Response: Pursuant to the guidance set forth in the Commission's “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (Release No. 34‑45149), the Company views a critical accounting policy as one that requires management's most difficult, subjective or complex judgments, and one that is significant to the portrayal of the Company's financial condition and results of operations.
During fiscal 2012, the Company adopted the provisions of ASU No. 2011-08 and evaluated qualitative factors to determine whether it was more likely than not that the fair value of a reporting unit with goodwill was less than the carrying value, and whether it was necessary

Mr. Andrew Mew
Securities and Exchange Commission
June 25, 2013

to perform the two-step quantitative goodwill impairment assessment. Examples of the qualitative factors considered by the Company in this regard included: general economic conditions; current access to the capital and credit markets; the industry and environment in which the Company operates; cost factors of the operations of the Company; overall financial performance of the Company, including actual and projected results; entity-specific events such as litigation, changes in personnel, strategy or customers; changes in the composition or carrying amount of net assets of the reporting unit; and stock price activity. Based on the analysis of these qualitative factors in fiscal 2012, the Company determined that it was not more likely than not that the fair value of the Company's “Macy's” reporting unit (which constitutes the only reporting unit of the Company that currently has recorded goodwill) was less than its carrying value, and no further goodwill impairment analysis was necessary.
During prior years, when the Company performed the two-step quantitative goodwill impairment assessment that was required under prior guidance (including the evaluation of discounted cash flows of reporting units), there were significant management judgments and estimates involved. The Company does not believe the qualitative analysis performed as part of the goodwill impairment assessment in fiscal 2012 included difficult, subjective or complex judgments. Moreover, based on current facts and circumstances, the Company does not believe that it is reasonably likely that a goodwill impairment will have a material effect on the Company's financial condition or results of operations in the foreseeable future. Accordingly, the Company does not believe that annual goodwill impairment assessment and testing currently constitutes a critical accounting policy.
The Company notes the following definition of a critical accounting policy under currently proposed rules: An accounting estimate that requires management to make assumptions about matters that were highly uncertain at the time the estimate was made where different estimates that management reasonably could have used or changes that are reasonably likely to occur from period to period would have a material impact on the presentation of financial condition or results of operations. The Company does not believe that the qualitative factors analyzed in the fiscal 2012 goodwill impairment test are matters that were highly uncertain at the time of the analysis and, as noted above, does not believe that current facts and circumstances support an expectation of a material goodwill impairment in the future. The Company also notes that goodwill and related impairment testing were discussed as a significant accounting policy in Note 1 to the consolidated financial statements included in the Form 10-K.
The Company will, of course, continue to consider whether or not annual goodwill impairment assessment and testing constitutes a critical accounting policy in connection with the preparation of future filings, based upon the relevant facts and circumstances then in existence.

Mr. Andrew Mew
Securities and Exchange Commission
June 25, 2013

Financial Statements and Notes
12. Shareholders' Equity, page F-39

6.
We note you retired 42.7 million and 7.7 million shares of common stock during 2012 and 2011, respectively, and that it appears you charged the entire excess amounts over par value to additional paid-in capital. Please tell us and disclose your accounting policy for the common stock retirements and advise us how you considered the guidance within ASC 505-30-30-8 in formulating your policy.

Response: The Company's accounting policy for common stock repurchased and retired is to charge any excess of cost over par value to additional paid-in capital, limited to additional paid‑in capital of the same issue being retired. This accounting policy has been applied consistently to the Company's retirement of common stock over the years.
In conjunction with the determination of the significant accounting policies to be disclosed in the Form 10-K, the Company reviews all accounting policies to determine which policies are significant to the understanding of the Company's business or materially affect the determination of financial position, cash flows, or results of operations. On this basis, the Company has determined that its accounting policy related to the retirement of common stock does not warrant disclosure as a significant accounting policy.
ASC 505-30-30-7 states “The difference between the cost of the treasury shares and the stated value of a corporation's common stock repurchased and retired, or repurchased for constructive retirement, shall be reflected in capital.”
ASC 505-30-30-8 provides companies with the options of (1) charging any excess of the cost of the stock retired or repurchased for constructive retirement over its par value entirely to retained earnings (Option 1”) or (2) allocating any excess of cost over par value between retained earnings and additional paid-in capital, subject to specified limitations ('Option 2”).
However, ARB 43. Chapter 1B, paragraph 7 also provided a third option of recognizing the excess of cost over par value entirely as a deduction from additional paid-in capital (“Option 3”). Specifically, ARB 43, Chapter 1B, paragraph 7 states that “apparently there is general agreement that the difference between the purchase price and the stated value of a corporation's common stock purchased and retired should be reflected in capital surplus.”
While ARB 43 then outlines the same two methods that are reflected in ASC 505-30-30-8, a key aspect of the Company's conclusion that charging the excess of cost over par value entirely to additional paid-in capital remains appropriate is based on APB 6, paragraph 12 which notes: “The Board considers that the following accounting practices, in addition to the accounting practices indicated in Chapter 1B, are acceptable. . ..” The Company believes that the “following accounting practices” refers to Option 1 and Option 2 as described in APB 6 and as currently described in ASC 505-30-30-8, and that the “accounting practices indicated in

Mr. Andrew Mew
Securities and Exchange Commission
June 25, 2013

Chapter 1 B” that are “in addition” are those embodied Option 3, which the Company has elected. Accordingly, the Company believes that charging the entire excess of cost over par to additional paid-in capital is appropriate if it is applied consistently, as the Company has done.
Although Option 3 is not specifically set forth in the Codification, the Company believes that it continues to be interpretively incorporated because the Codification was not intended to change current GAAP. (See, e.g., Financial Accounting Standards Board press release, dated July 7, 2009, “While the Codification does not change GAAP, it introduces a new structure....”)

* * * * * * *
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.
Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:    Scott Stringer, United States Securities and Exchange Commission
Karen M. Hoguet, Macy's, Inc.
Dennis J. Broderick, Macy's, Inc.
Linda J. Balicki, Macy's, Inc.
Joel A. Belsky, Macy's, Inc.
Scott Flynn, KPMG LLP